UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of November, 2009

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100032

People’s Republic of China

(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100140
People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 10, 2009

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of China Mass Media Corp. (the “Company”), a Cayman Islands company, will be held on December 10, 2009, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100140, People’s Republic of China, for the following purposes:

1. To approve the election of Kun Allen Chien as an independent director of the Company.

2. To approve the election of Yong Chen as an independent director of the Company.

3. To approve the increase of the authorized share capital of the Company to US$ 3,000,000 divided into 3,000,000,000 shares of a nominal or par value of US$ 0.001 each.

4. To approve the adoption of the Fourth Amended and Restated Memorandum and Articles of Association to effect the increase of the authorized share capital.

5. To consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

Additional information regarding the matters to be acted on at the AGM can be found in the accompanying proxy statement.

Holders of record of ordinary shares at the close of business on October 27, 2009 will be entitled to attend and vote at the AGM.  A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to: Sun Zhili, China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100140, People’s Republic of China.  The enclosed proxy card shall be received by us no later than 10:00 AM Beijing time on December 8, 2009 to ensure your representation and the presence of a quorum at the AGM.  Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares at the close of business on October 27, 2009 will be entitled to vote through the depositary at the AGM.  Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

By order of the Board of Directors,

/s/Shengcheng Wang
Shengcheng Wang
Chairman of the Board of Directors

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100140
People’s Republic of China

PROXY STATEMENT

For Annual General Meeting of Shareholders
to be Held on December 10, 2009

GENERAL

This proxy statement is being furnished to holders of the ordinary shares, including holders of the ordinary shares in the form of American Depositary Shares (the “ADS”), (each, a “Shareholder”, collectively, the “Shareholders”), of China Mass Media Corp. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at the annual general meeting of Shareholders (the “AGM”) to be held on December 10, 2009, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100140, People’s Republic of China, and at any adjournments or postponements thereof.

The specific proposals to be considered and acted upon at the AGM are summarized in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”).  The proposals are described in more detail in this proxy statement.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on October 27, 2009 (the “Shareholders Record Date”) are entitled to vote at the AGM.  The Board has established October 27, 2009 (the “ADS Holders Record Date”) as the date used to determine those record holders of the Company’s ADSs to whom the notice of the AGM will be sent.  On the Shareholders Record Date, 716,375,000 of the Company’s ordinary shares, par value US$0.001 per share, were issued and outstanding.  At least one Shareholder entitled to vote and present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, representing not less than one-third of the votes of the ordinary shares entitled to vote at the AGM shall form a quorum.

Voting and Solicitation

Holders of ordinary shares outstanding on the Shareholders Record Date are entitled to one vote for each ordinary share held.  At the AGM, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such Shareholder.  A resolution put to the vote of a meeting shall be decided on a poll.  The result of the poll shall be deemed to be the resolution of the meeting.

The cost of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.  We will reimburse the depositary bank for the ADSs, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

When proxies are properly dated, executed and returned by Shareholders pursuant to the instructions on the accompanying proxy card, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the Shareholder.  If a Shareholder executes and returns the enclosed proxy card but does not give instructions as to how to vote, the ordinary shares will be voted “FOR” the proposal described in this proxy statement and in the proxy holder’s discretion as to other matters that may properly come before the AGM.  Abstentions by Shareholders are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.  Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

PROPOSALS

To approve the elections of Kun Allen Chien and Yong Chen as independent directors

Pursuant to Article 82 of the Third Amended and Restated Memorandum and Articles of Association of the Company (the “M&A”), the Company may by ordinary resolution elect any person to be a director either to fill a casual vacancy on the Board or as an addition to the existing Board.

Pursuant to Article 82 of the M&A, the Board has appointed Mr. Kun Allen Chien and Mr. Yong Chen as independent directors of the Company，each not to be subject to a term of office and to continue to hold office until such time as each is removed from office by resolution of the shareholders.

Mr. Kun Allen Chien served as the chief financial officer of Xiwang Sugar Holdings Company Limited, a China-based glucose manufacturer listed on the Hong Kong Stock Exchange, in 2007 and 2008.  Prior to 2007, Mr. Chien was an investment banker for 14 years, holding positions such as Managing Director and Asia Pacific Regional Head of Transport and Logistics in the Investment Banking Division of HSBC, Director at Salomon Smith Barney Hong Kong Limited and Senior Manager at BZW Asia Limited.  Mr. Chien holds a master’s degree in Business Administration from the Richard Ivey Business School of the University of Western Ontario in Canada, a master of science degree in Mathematics from the University of Alberta in Canada and a bachelor of science degree in Mathematics from Fudan University in China.

Mr. Yong Chen is the editor in chief and director of Modern Advertising magazine. He is also the secretary general of the Interactive Internet Advertising Committee of China Advertising Association and a member of the International Advertising Association and the Academic Committee of China Advertising Association.  Mr. Chen studied at Beijing Economic Management College and the postgraduate program in Liberal Arts Management at Beijing University.  Mr. Chen has more than ten years of experience in the print media industry in China.

The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM is required to elect any person to be a director.

The Board recommends that the Shareholders vote FOR the proposal to approve the election of Kun Allen Chien and Yong Chen.

To approve the increase of the Company’s authorized share capital

Pursuant to Article 50 of the M&A, the Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

The Board considers it is in the best interest of the Company to increase its authorized share capital to US$ 3,000,000 divided into 3,000,000,000 shares of a nominal or par value of US$ 0.001 each.

The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM is required to elect any person to be a director.

The Board recommends that the Shareholders vote FOR the proposal to increase the Company’s authorized share capital.

To approve the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company to effect the increase of the authorized share capital

Pursuant to Article 148 of the M&A, the Company may at any time and from time to time by special resolution alter or amend the Articles or the Memorandum of Association of the Company.  Upon the approval of the increase of the authorized share capital, the first sentence under Article 5 of the Third Amended and Restated Memorandum of Association and Article 6 of the Third Amended and Restated Articles of Association will need to be revised to the effect that the authorized share capital of the Company is US$ 3,000,000 divided into 3,000,000,000 shares of a nominal or par value of US$ 0.001 each.

The affirmative vote of a two-thirds majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM is required to amend the M&A.

The Board recommends that the Shareholders vote FOR the proposal to adopt the Fourth Amended and Restated Memorandum and Articles of Association.

OTHER MATTERS

The Board knows of no other business that will be presented at the AGM.  If any other business is properly brought before the AGM, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,

/s/ Shengcheng Wang
Shengcheng Wang
Chairman of the Board of Directors

CHINA MASS MEDIA CORP.

Form of Proxy for Annual General Meeting

(or any adjournment thereof) to be Held on December 10, 2009

I/We, _____________________________ of _______________________, being the registered holder of _____________________ ordinary shares (Note 1), par value US$0.001 per share, of China Mass Media Corp. (the “Company”) hereby appoint  the Chairman of the Annual General Meeting(Note 2) or ____________________ of ________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100140, People’s Republic of China at 10:00 a.m.(Beijing time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	To approve the election of Kun Allen Chien as an independent director of the Company.
2.	To approve the election of Yong Chen as an independent director of the Company.
3.	To approve the increase of the Company’s authorized share capital.
4.	To approve the adoption of the Fourth Amended and Restated Memorandum and Articles of Association.

Dated	__________, 2009	Signature(s) (Note 4)	______________
____________________________
Notes:
[1]
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided.  A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.”  IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”  If you fail to complete any or all the boxes, the ordinary shares will be voted “FOR” the proposal.  Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Meeting.

[4]
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date: November 4, 2009	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer